EXHIBIT 99.2

News Release                                   For more information, contact:
                                                          Ms. Gwynne M. Murphy
                                                               +352 46 37 56-1
                                          U.S. callers dial 011 352 46 37 56-1


                    SECURITY CAPITAL U.S. REALTY BEGINS
                     TRADING ON NEW YORK STOCK EXCHANGE

(24 June 1999) - Security Capital U.S. Realty (NYSE: RTY) announced that its American Depositary Receipts (ADRs) began trading this morning on the New York Stock Exchange (NYSE), under the ticker symbol "RTY." The company's shares will continue to be listed and traded on the AEX Stock Exchange in Amsterdam (ISIN-Code: LU0060100673).

Jeffrey A. Cozad, managing director, said, "Long term, we expect the NYSE listing to unlock meaningful shareholder value as a larger universe of global investors takes advantage of the opportunity to invest in the company. SC-U.S. Realty currently trades at a 20+% discount to net asset value, which is highly attractive to prospective investors given the company's strong asset base, double-digit growth rate and solid, investment-grade balance sheet."

SC-U.S. Realty is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments as of 31 March 1999 included ownership positions and commitments to six U.S. real estate operating companies with a combined market capitalisation of approximately $8.3 billion.

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All monetary figures are expressed in United States currency.

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which Security Capital U.S. Realty operates, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Actual operating results may be affected by changes in international, national or local economic conditions, competitive market conditions, and conditions in the securities markets, and therefore, may differ materially from what is expressed or forecasted in this press release.